January 2, 2025
Stephany Yang and Melissa Gilmore
Division of Corporate Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re: Medifast, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 10-Q for the Fiscal Quarter Ended September 30, 2024
Response Dated November 26, 2024
File No. 001-31573
Dear Stephany Yang and Melissa Gilmore:
This letter responds to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“Commission”) contained in the letter from the Staff dated December 19, 2024 (the “Comment Letter”) in regard to the above-referenced Form 10-K and Form 10-Q filed by Medifast Inc. (the “Company”, “we” or “our”).
The Company’s responses to the comments presented in the Comment Letter are set forth below the full text of the Staff’s respective comment.

Response Letter Dated November 26, 2024
Company Response to Staff Comment 1, page 1

1.We note your response to prior comment 1 regarding the OPTAVIA convention cancellation non-GAAP adjustment. Please revise to remove this adjustment in future filings as it appears to be inconsistent with Question 100.01 of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
Response: While we respectfully disagree with the Staff’s position and maintain that our treatment of the costs related to the cancellation of future OPTAVIA conventions is consistent with Question 100.01 of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, we advise the Staff that in future filings we will no longer include adjustments related to the cancellation of future OPTAVIA conventions.
Response Letter Dated November 26, 2024
Company Response to Staff Comment 3, page 2
2.We note your response to prior comment 3 regarding accelerated depreciation related to a supply chain optimization initiative. Please tell us about the remaining useful lives of the related supply chain assets as of September 30, 2024 and clarify the extent to which they will be utilized in your operations.
Response: As part of the aforementioned supply chain optimization initiative, we determined that certain supply chain assets were no longer useful to the Company and we immediately ceased use of those assets. Further, it was determined that those assets would not be utilized in the future and that the assets had no remaining useful life beyond the quarter ended June 30, 2024. As a result, we concluded that the end of the useful life of the assets occurred during the quarter ended June 30, 2024 and reduced their carrying value to zero, which resulted in accelerated depreciation charges of approximately $9.2 million.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (443) 379-5604 or Jon.Mackenzie@Medifastinc.com.

Very truly yours,
/s/ Jonathan B. MacKenzie
Vice President of Finance and Chief Accounting Officer
cc: Bryan Brown, Esq., Jones Day